Exhibit 99.2

ABIT USA INC.
4458 WHITE OAK RD
DUFF, TN 37729

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

T05475-P59949

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

ABITS GROUP INC.

The Board of Directors recommends you vote FOR the following proposals:

1. To elect five members of the Board of Directors, each to serve a term expiring at the Annual Meeting of Shareholders in 2027, or until their successors are duly elected and qualified;

Nominees:	**For**	**Against**	**Abstain**
1a. Stephen Faucetta	☐	☐	☐
1b. Mohsen (Michael) Khorassani	☐	☐	☐
1c. Glenn Josephs	☐	☐	☐
1d. Phillip Balatsos	☐	☐	☐
1e. Andrew Hancox	☐	☐	☐

	For	**Against**	**Abstain**
2. To ratify the appointment of Audit Alliance LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2026; and	☐	☐	☐
3. To approve the Company's 2026 Omnibus Equity Incentive Plan.	☐	☐	☐

4. Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

T05476-P59949

ABITS GROUP INC.
Annual Meeting of Shareholders
December 15, 2026 10:00 a.m.
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Stephen Faucetta, as proxy, with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the Ordinary Shares of ABITS GROUP INC. that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at 10:00 a.m., on December 15, 2026, virtually at https://bit.ly/48apPWI, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side